UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 2054
                                   FORM 12b-25



                                                 Commission File Number 811-2671
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                                                        CUSIP  Number  [       ]
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                          NOTIFICATION OF LATE FILING

(Check One):
[   ] Form 10-K                             [   ] Form 20-F
[   ] Form 11-K                             [   ] Form 10-Q
[   ] Form N-SAR                            [ X ] Form N-CSR

         For Period Ended:  November 30, 2006
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         [  ]     Transition Report on Form 10-K
         [  ]     Transition Report on Form 20-F
         [  ]     Transition Report on Form 11-K
         [  ]     Transition Report on Form 10-Q
         [  ]     Transition Report on Form N-SAR
         [  ]     Transition Report on Form N-CSR

         For the Transition Period Ended: ____________________________



         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:______________________

                                    PART I
                            REGISTRANT INFORMATION


DWS Municipal Trust
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Full Name of Registrant

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Former Name if Applicable

2 International Place
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Address of Principal Executive Office (Street and Number)

Boston, MA 02110
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City, State and Zip Code


                                    PART II
                            RULE 12b-25(b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X
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         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE


         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Due to a recent change in the accounting treatment of the presentation in the Registrant's financial statements of investments in tender option bonds or inverse floating rate bonds, the Registrant is not able to finalize the presentation of these investments in its financial statements for a timely filing of its Form N-CSR to be made. The Registrant's Form N-CSR will be completed and filed with the Securities and Exchange Commission as soon as practicable.



                                    PART IV
                               OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification.

Paul Schubert                                 (617) 295-2663
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(Name)                                   (Area code) (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).


                   X  Yes                   ___ No
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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                  ___ Yes                    X No
                                             --

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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DWS Municipal Trust has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date:  February 8, 2007
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                                   Paul Schubert
                                   Chief Financial Officer and Treasurer